Exhbit 99.1

SKF Launches New Divisional Structure and Restructures Activities in France

STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 15, 2005--SKF has decided to rationalise its divisional structure and reduce the number of divisions within the Group. As from January 1, 2006 the Aero and Steel Division as well as the Electrical Division will be integrated into the other divisions.

The development, manufacturing and sales of bearings, seals and airframe components for the aerospace industry, which are part of the Aero and Steel Division, will be moved to the Industrial Division. The forging operations, that also are part of this division, will be transferred to the Automotive Division.

The development, manufacturing and sales of small ball bearings and bearing seals, that are part of the Electrical Division, will be transferred to the Automotive Division. The customers and the buying patterns are similar, few and large customers that buy large volumes on longer contracts. The development, manufacturing and sales of medium size ball bearings, that are mainly supplied to the industrial market, will be transferred to the Industrial Division.

Kaj Thoren, President of the Aero and Steel Division, will as Senior Vice President reporting to the CEO, support the transition process until mid of 2006 when he will retire. Giuseppe Donato, President of the Electrical Division, becomes Senior Vice President and Advisor to the CEO mainly to support in the Group's mergers and acquisitions.

Rationalisation in France

SKF France has decided to initiate a project to restructure its operations by reducing the number of employees by some 150 at its ball bearing plant in Fontenay le Comte, in the south west of France. The move of customers from West Europe to East Europe and Asia and their decisions to have local suppliers, has led to a lower demand for the products that are manufactured at this plant. SKF has, consequently, to adapt the number of employees to the volumes manufactured. The reduction would be done during next year according to the legal procedures in France.

The cost for this programme, voluntary retirement programmes and impairments that will be charged to the fourth quarter of 2005 amounts to SEK 190 million.

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The SKF Group's operations will as from January 2006 consist of three Divisions:

The Industrial Division, headed by Henrik Lange, comprising sales to the industrial OEM customers and the development and manufacturing of a wide range of bearings, mainly spherical and cylindrical roller bearings, angular contact bearings, medium size ball bearings, bearings designed for aircrafts and railways, linear motion and mechatronics products, couplings, and related products and lubrication systems. The Division's sales will represent some 31% of the Group's sales.

The Automotive Division, headed by Tryggve Sthen, comprising sales to the car, light truck, heavy truck, bus, vehicle component industries, vehicle service market, two-wheelers, household appliances, power tools and manufacturers of electrical motors and the development and manufacturing of mainly taper roller bearings, wheel hub bearing units, small ball bearings, seals, special automotive components, complete repair kits for the vehicle service market and forged products. The Division's sales will represent some 36% of the
Group's sales.

The Service Division, headed by Phil Knights, comprising the sales to the industrial aftermarket, mainly through a network of some 7 000 distributors and knowledge based solutions to optimise asset efficiency. The Division also includes logistic services. The Division's sales will represent some 33% of the Group's sales.

Goteborg, December 15, 2005

Aktiebolaget SKF

(publ)

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